Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 24, 2020
TO THE OFFERING CIRCULAR DATED JULY 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Waypoint Tampa Starkey Owner, LLC

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Waypoint Tampa Starkey Owner, LLC (the “Waypoint Starkey Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $5,670,000, which was the initial stated value of our equity interest in the Waypoint Starkey Controlled Subsidiary (the “Waypoint Starkey Investment”). The Waypoint Starkey Controlled Subsidiary used the proceeds to develop a single multifamily property totaling 384 units located at 2500 Heart Pine Ave, Odessa, FL 33556 (the “Waypoint Starkey Property”). Details of the acquisition can be found here.

The project was completed in Q4 2019 and was roughly 93% occupied by September 2020. With the project approaching stabilization, the Waypoint Starkey Controlled Subsidiary elected to redeem the Waypoint Starkey Investment on September 18, 2020. All preferred return payments have been paid in full during the investment period, yielding an annualized return of approximately 11.0%.